UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Jeremy Steele
Senior Vice President, General Counsel, and Secretary
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2019

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309

1	NAMES OF REPORTING PERSONS
Ronald E. Knopp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,870 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
152,870 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,870 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.19% (Based on 3,649,658 shares outstanding as of August 12, 2019)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Does not include shares which may be acquired upon conversion of the Issuer’s 5.00% / 7.00% Convertible Senior Secured PIK Toggle Notes due 2022, because the mode of payment is determined in the sole discretion of the Issuer and the Reporting Person’s right to obtain shares is therefore subject to a material contingency beyond his control.
(2) The reporting person’s original Schedule 13 inadvertently included 56 shares that were not held by the reporting person.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of A. M. Castle & Co., a Maryland corporation, which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois. This Amendment No. 1 is being filed in connection with the death of Ronald E. Knopp and the resulting forfeiture of ownership of 168,181 shares of restricted Common Stock upon which time Mr. Knopp’s estate ceased to own more than five percent of the outstanding shares of the Common Stock.  Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	The responses of the Reporting Person to Items 7 through 11 of the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)
No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceed from the sale of, the shares of Common Stock held by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2019

/s/ Patricia M. Knopp
Independent Administrator for the estate
of Ronald E. Knopp